Exhibit 77(d)

                 Policies with Respect to Security Investments

(1) On March 24, 2004, the Board of Trustees for ING VP Bond Portfolio approved a change in the Portfolio's non-fundamental investment strategy changing the average maturity range of the securities held from 5 to 10 years to 3 to 10 years. This change will be effective on August 6, 2004.